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Exhibit 5.2

TAFT, STETTINIUS & HOLLISTER LLP
425 Walnut Street, Suite 1800
Cincinnati, Ohio 45202-3957

December 15, 2003

Rinker Materials Corporation
1501 Belvedere Road
West Palm Beach, Florida 33406

Ladies and Gentlemen:

        We have acted as counsel to Rinker Materials Corporation, a Georgia corporation (the "Company"), in connection with the Registration Statement on Form S-8 (the "Registration Statement") of Rinker Group Limited (the "Parent"), filed under the Securities Act of 1933 (the "Act") relating to ordinary shares of the Parent represented by the Parent's American Depositary Shares (the "ADSs"), and to share measurement units (the "Units") the performance of which is based on the trading price of the ADSs, which may be offered and sold under the Company's Supplemental Executive Profit Sharing 401(k) Plan (the "Plan"), as well as to interests in the Plan.

        In connection with the foregoing, we have examined the Plan and such records of the corporate proceedings of the Company and other documents as we deemed necessary to render this opinion.

        The Plan is unfunded and is maintained primarily for the purpose of permitting a select group of management or highly compensated employees and non-employee directors to defer the receipt of compensation otherwise payable to them. The Plan also is intended to restore matching and profit sharing contributions not permitted to be made to the Company's qualified Profit Sharing 401(k) Plan.

        By its express terms, the Plan potentially results in a deferral of income by employees for periods extending to the termination of covered employment or beyond. Accordingly, the Plan is an "employee pension benefit plan" described in section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). However, because the Plan is unfunded and maintained primarily for the purpose of providing deferred compensation to a select group of management or highly compensated employees and non-employee directors, the Plan is subject to parts 1 and 5 of Title I of ERISA, but not to any other provisions of ERISA.

        The Plan is not designed or operated with the purpose of satisfying the requirements for qualification under section 401(a) of the Internal Revenue Code of 1986, as amended.

        Parts 1 and 5 of Title I of ERISA do not impose any specific written requirements on non-qualified deferred compensation arrangements such as the Plan as a condition to compliance with the applicable provisions of ERISA. Further, the operation of the Plan pursuant to its written provisions will not cause the Plan to fail to comply with parts 1 or 5 of Title I of ERISA.

        On the basis of the foregoing, we are of the opinion that the provisions of the written documents constituting the Plan comply with the requirements of ERISA pertaining to such provisions.

        We hereby consent to the filing of this opinion as Exhibit 5.2 to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,
TAFT, STETTINIUS & HOLLISTER LLP

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TAFT, STETTINIUS & HOLLISTER LLP 425 Walnut Street, Suite 1800 Cincinnati, Ohio 45202-3957